Exhibit 99.1

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Interim Financial Statements

For the nine-months ended June 30, 2010 and 2009

(Expressed in Canadian Dollars)

(Prepared by Management)

Contents

Consolidated Financial Statements

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Comprehensive Loss

3

Consolidated Statements of Shareholders’ Equity

4

Consolidated Statements of Cash Flows

5

Notes to Consolidated Financial Statements

6 – 30

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Balance Sheets

(Canadian Dollars)

	June 30 2010	September 30 2009 (Audited)
		Restated Note 3
Assets
Current
Cash and cash equivalents (note 4)	$10,946,821	$15,553,239
Amounts receivable	1,014,992	688,976
Due from related parties (note 9(a)(i))	44	19,419
Prepaid expenses and deposits (note 9(b) and 7(a)(i))	374,063	126,556

Total current assets	12,335,920	16,388,190
Prepaid expenses and deposits (note 7(a)(i))	79,952	-
Property and equipment (note 6)	1,216,704	307,237
Mineral properties (note 7 and Schedule 1)	4,884,122	4,716,904

Total assets	$18,516,698	$21,412,331

Liabilities
Current
Accounts payable and accrued liabilities	$245,017	$227,517
Due to related parties (note 9(a)(ii))	66,397	26,380

	311,414	253,897

Shareholders’ Equity
Share capital (note 8)	61,863,896	61,393,374
Contributed surplus	7,502,867	7,215,180
Deficit accumulated in the exploration stage	(51,161,479)	(47,450,120)

Total shareholders’ equity	18,205,284	21,158,434

Total liabilities and shareholders’ equity	$18,516,698	$21,412,331

Nature of operations (note 1)

Commitments (notes 7 and 12)

Approved on behalf of the Board:

 “Chris Theodoropoulos” (signed)

“Gary Freeman” (signed)

Chris Theodoropoulos, Director

Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Canadian Dollars)

(unaudited)

Three Months Ended June 30			Nine Months Ended June 30
2010		2009	2010	2009
		Restated Note 3	Restated Note 6, 7(a)(i)	Restated Note 3

Expenses
Stock-based compensation (note 8(g))	$48,972	$424,476	$474,794	$1,142,115
Consultants	172,022	229,687	688,771	816,162
Salaries	130,295	43,467	234,027	197,769
Legal and audit	2,657	27,366	70,584	84,103
Office and administration	90,108	113,932	261,042	244,362
Investor Relations	64,820	89,465	196,037	212,754
Travel	59,439	53,217	180,911	171,236
Transfer agent, and filing fees	2,592	23,248	48,541	127,624
Exploration expenses (note 8(g) and schedule 2)	722,944	314,985	1,697,582	1,162,286
Amortization	5,566	2,826	16,124	8,565
	(1,299,415)	(1,322,632)	(3,868,413)	(4,166,976)

Other Income (Expenses)
Investment and other income	17,012	83,503	105,058	275,825
Foreign exchange gain (loss)	26,869	75,819	52,000	416,923
Write-off of mineral properties	-	-	(4)	-
	43,881	159,132	157,054	692,748
Net Loss and Comprehensive
Loss for Period	(1,255,534)	(1,163,310)	(3,711,359)	(3,474,228)
Deficit, Beginning of Period	(49,905,945)	(44,766,231)	(47,450,120)	(42,455,313)

Deficit, End of Period	$(51,161,479)	$(45,929,541)	$(51,161,479)	$(45,929,541)

Loss per Share	$(0.03)	$(0.03)	$(0.08)	$(0.08)

Weighted Average Number of
Common Shares Outstanding	47,411,557	43,330,611	47,411,557	43,330,611

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Canadian Dollars)

				Deficit accumulated in the exploration stage
	Share Capital		Contributed Surplus		Total
	Shares	Amount			Shareholders' Equity

				Restated – Note 2(a)

Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (42,455,313)	$21,411,087
Shares issued during the year
For cash
Private placements, net of share issue costs (note 8(c)(ii))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 7(a)(ii))	75,760	65,745	-	-	65,745
In relation to acquisition of subsidiary (note 7(a)(i))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year	-	-	1,158,891	-	1,158,891
Net loss for the year	-	-	-	(4,994,807)	(4,994,807)

Balance, September 30, 2009	47,313,329	$61,393,374	$7,215,180	$(47,450,120)	$21,158,434
Shares issued during the year
For cash
Exercise of options	335,000	223,500	-	-	223,500
For mineral property (note 7(a)(ii))	40,483	59,915	-	-	59,915
Transfer of contributed surplus to share capital on exercise of options	-	187,107	(187,107)	-	-
Stock-based compensation for the year (note 8(g))	-	-	474,794	-	474,794
Net loss for the year	-	-	-	(3,711,359)	(3,711,359)
Balance, June 30, 2010	47,688,812	$61,863,896	$7,502,867	$(51,161,479)	$18,205,284

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

 (An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

(Unaudited)

	Three Months Ended June 30		Three Months Ended June 30
	2010	2009	2010	2009
		Restated Note 3	Restated Note 6, 7(a)(i)	Restated Note 3
Operating Activities
Net loss for the period	$(1,255,534)	$(1,163,310)	$(3,711,359)	$(3,474,228)
Items not involving cash:
Amortization	5,566	2,826	16,124	8,565
Stock-based compensation	48,972	452,447	474,794	1,170,086
Write off of mineral properties	-		4
Future income tax expense	-	(280)	-	(5,656)
Unrealized loss/(gain)
on foreign exchange	99	44,810	(2,534)	60,970
Changes in operating assets
and liabilities:
Amounts receivable	(127,502)	(89,000)	(326,016)	(60,150)
Prepaid expenses	(180,965)	(23,010)	(247,507)	86,947
Long-term prepaid expense
and deposits	14,109	-	(79,952)	-
Accounts payable and
accrued liabilities	223,857	(81,503)	17,500	(95,733)
Total cash flows used in
Operating Activities	(1,271,398)	(857,020)	(3,858,946)	(2,309,199)
Investing Activities
Expenditures on property
and equipment	(83,414)	-	(925,591)	(276,040)
Expenditures and advances
on mineral properties	(4,047)	-	(107,307)	(822,987)
Total cash flows used in
Investing Activities	(87,461)	-	(1,032,898)	(1,099,027)
Financing Activities
Proceeds from issuance of
Common shares, net of issue costs	175,500	-	223,500	36,255
Due from related parties	59,270	(4,259)	59,392	(13,028)
Cash Provided by Financing
Activities	234,770	(4,259)	282,892	23,227
Foreign exchange effect on cash	(99)	(44,810)	2,534	(60,970)
Increase / (Decrease) in Cash
and Cash Equivalents	(1,124,188)	(906,089)	(4,606,418)	(3,445,969)
Cash and Cash Equivalents,
Beginning of Period	12,071,009	15,509,901	15,553,239	18,049,781
Cash and Cash Equivalents,
End of Period	$10,946,821	$14,603,812	$10,946,821	$14,603,812

Supplemental disclosure with respect to cash flows (note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

1.

NATURE OF OPERATIONS

Pediment Gold Corp (the “Company”) is governed under the Business Corporations Act (British Columbia) and is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico.

On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp.  As of March 2, 2009, the Company’s shares were delisted from the TSX Venture Exchange (“TSX-V”) and commenced trading on the Toronto Stock Exchange (“TSX”).

The Company reported a net loss of $3,711,359 (2009 - $3,474,228) for the nine months ended June 30, 2010 and has an accumulated deficit of $51,161,479 as at June 30, 2010 (2009 - $45,929,541).  As at June 30, 2010, the Company had $12,104,458 (2009 - $15,360,032) in working capital, which is sufficient working capital to fund its 2010 operating and exploration expenditures and to continue its operations through fiscal 2011.  The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below.  The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2009.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Future changes in accounting policies (Continued)

(i)

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board ("AcSB") confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian Generally Accepted Accounting Principles (“GAAP”).  The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on or after October 1, 2011.  The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company’s accounting policies as well as assessing the impact of various alternatives..  The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2010.

The Company is in the preproduction stage and therefore has  adopted accounting policies for preproduction companies..  In a number of cases, the Company will be adopting IFRS as an initial policy, rather than a change from existing policies to IFRS.  The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment:  IFRS requires that the Company identify different components of its fixed assets.  As this has been the Company’s practice, compliance will not result in a change.  Assets have been identified in accordance with their useful lives in order to properly amortize their cost to operations.

In accordance with normal practices within the mining industry, the estimated life of mine will affect the amortization rates in some categories, and this estimate is subject to change as the mine progresses through production, resulting in revised amortization rates from time to time.

IFRS allows the revaluation of assets at fair value.  The Company will make the election under IFRS and adopt the cost basis for determining the carrying value of equipment.

The carrying costs of the Company’s mineral properties reflects only the costs of acquisition; the carrying value does not reflect the costs of exploration, drilling, evaluation, testing and independent review.  IFRS permits the capitalization of exploration costs prior to the establishment of ore reserves that would support the economic viability of a project.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized, which could potentially result in the understatement of the value of certain mineral properties that do reach the development stage.

Contributed Surplus: There are a number of small presentation and disclosure differences between Canadian GAAP and IFRS.  The small differences noted are not expected to have a significant difference on the Company.  However, the ‘Contributed Surplus’ should be described as ‘Other reserves’ or ‘Share-based payment reserves’ under IFRS.

Stock-based compensation:  There are a number of differences in accounting for stock-based compensation however the differences depend on the contractual nature of the stock based compensation and are not expected to have a material impact on the Company.  No significant impact is expected.

Financial Instruments:  The Company’s current financial instruments are simple and require no analysis.  Should the Company enter into hedging agreements on any future production; the requirements of IFRS will be followed.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment tests:  Impairment tests have been applied on the carrying value of projects on a quarterly basis, as required under Canadian GAAP.  Although the methodology of testing for impairment under IFRS is slightly different, no complications are expected on the transition to IFRS,

Asset Retirement Obligations:  Differences include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of liability remeasurement and recognition of a liability when a constructive obligation exists.  No material impact is anticipated.

Income Taxes:  An analysis of IFRS requirements will be done when the new standards become available.  With no current revenues or taxable income, and with no anticipated contentious issues regarding the tax value of assets or non-capital losses carried forward, no material impact is anticipated.

Financial Disclosure:  Based on publications to date, none of the requirements to comply with reporting under IFRS presents any foreseeable difficulty.

In summary, an analysis of the requirements for making the transition to IFRS and the subsequent compliance for financial reporting purposes indicates there should not be any difficulty, due to the simplicity of the Company’s current operations and the fact that IFRS will be adopted as initial policy in most cases, rather than a change from an existing policy.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

3.

CHANGE IN ACCOUNTING POLICY

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry.  Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage.  Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported June 30, 2009 consolidated financial statements is as follows:

	As previously reported	Restatement	As restated
Mineral properties – Jun 30, 2009	14,205,063	(9,225,531)	4,716,904

Exploration expenses for the period ended Jun 30,2009	44,116	1,118,170	1,162,286

Loss for the period ended Jun 30, 2009	2,356,058	1,118,170	3,474,228

Loss per share for the period ended Jun 30, 2009	0.05	0.03	0.08

Deficit at Jun 30, 2009	36,704,010	9,225,531	45,929,541

The impact of this change on the previously reported deficits per the consolidated financial statements at September 30, 2009 and 2008 are as follows:

	As previously reported	Restatement	As restated

Deficit at Sept 30, 2008	34,347,952	8,107,361	42,455,313

Deficit at Sept 30, 2009	37,620,962	9,829,158	47,450,120

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

4.

FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable (excluding taxes receivable) and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable (excluding taxes receivable), and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

The fair value of financial instruments is summarized as follows:

	June 30, 2010		September 30, 2009
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Held-for-trading
Cash and cash equivalents	$10,946,821	$10,946,821	$15,553,239	$15,553,239

Loans and receivables
Amounts receivable (excluding taxes receivable)	$36,464	$36,464	$25,726	$25,726
Due from related parties	$44	44	$19,419	19,419

Financial Liabilities
Accounts payable and accrued liabilities	$245,017	$245,017	$227,517	$227,517
Due to related parties	$66,397	66,397	$26,380	26,380

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

4.

FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents.  Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions.  The risk arises from the non-performance of counterparties of contracted financial obligations.

The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company’s investment policy.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	June 30, 2010	September 30, 2009

Held at major Canadian financial institutions:
Cash	$ 117,317	$ 5,137,947
Cash equivalents	10,773,000	10,271,727

	10,890,317	15,409,674
Held at major Mexican financial institutions:
Cash	56,504	143,565

Total cash and cash equivalents	$10,946,821	$15,553,239

Included in cash equivalents at June 30, 2010 are cashable guaranteed investment certificates earning interest between 0.6% and 0.7% (2009 - 2.00% and 3.25%) and maturing at various dates between September 8, 2010 and December 10, 2010 (2009 –

September 8, 2009 and December 10, 2009).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

4.

FINANCIAL INSTRUMENTS (Continued)

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments as they become due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company believes it has sufficient cash and cash equivalents at June 30, 2010 in the amount of $10,946,821 (2009 - $14,603,812) in order to fund its operating and exploration expenditures and to continue its operations through fiscal 2011.   At June 30, 2010, the Company had accounts payable and accrued liabilities of $245,017 (2009 - $161,208) and amounts due to related parties of $66,397 (2009 - $nil), which will become due for payment within three months.

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)

Interest rate risk

Interest rate risk consists of two components:

(a)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)

To the extent that changes in prevailing market rates differ from the interest rate for the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2010 and 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

4.

FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk (continued)

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk to the extent that certain monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at June 30, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 9% and 11%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes
	2010	2009

CDN $: MXN peso exchange rate variance	+9%	+11%

Net loss and comprehensive loss	$130,929	$95,416

CDN $: MXN peso exchange rate variance	-9%	-11%

Net loss and comprehensive loss	$(156,827)	$(134,369)

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

5.

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company’s approach to capital management during the year.

6.

PROPERTY AND EQUIPMENT

	2010			2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$51,797	$28,573	$23,224	$32,005	$21,811	$10,194
Office furniture	59,713	10,652	49,061	28,370	9,508	18,862
Vehicles	92,008	7,219	84,789	18,748	3,195	15,553
Mining equipment	57,330	-	57,330	57,330	-	57,330
Leaseholds	41,945	4,194	37,751
Land	787,124	-	787,124	205,298	-	205,298
Water Rights	177,425	-	177,425	-	-	-
	$1,267,342	$50,638	$1,216,704	$341,751	$34,514	$307,237

At June 30, 2010, the Company’s mining equipment is under development; therefore, it will be amortized once it is ready for use.

As at December 31, 2009, property and equipment was retroactively restated by $177,425 to capitalize the acquisition costs of the water rights, which were previously expensed.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

7.

MINERAL PROPERTIES

	June 30 2010	September 30 2009
San Antonio	$ 2,529,862	$ 2,529,862
La Colorada	2,354,260	2,187,038
Others	-	4
	$ 4,884,122	$ 4,716,904

(a)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)

San Antonio Project

The  San Antonio project is located in the state of Baja California Sur, Mexico.

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Pitalla, which owned the 6 original concessions that made up the San Antonio project.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 .

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The four concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty (“NSR”).

Pursuant to the terms of the Company’s purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be on a single property, the Company would be required to issue 2,500,000 common shares.  On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 8(c)(iv).

On December 13, 2009, the Company entered into a promissory agreement with the Ejido San Antonio to purchase outright the surface rights for the Planes and Colinas mineral targets.  Pursuant to the promissory agreement, the Company has acquired 260 hectares for total consideration of 6,500,000 pesos ($581,826 – paid), which has been allocated entirely to land.  The Company is currently arranging for the transfer of legal title to the land.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

7.

MINERAL PROPERTIES (Continued)

(a)

(Continued)

(i)

San Antonio Project (continued)

On December 13, 2009, the Company entered into a rental agreement, called a “temporary occupation agreement”, securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project.  The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company’s concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the agreement stipulating an advance payment of 1,800,000 pesos ($146,070 paid) for the first three years of the agreement.

As at December 31, 2009, prepaid expenses were retroactively restated to include $142,624 relating to the advanced payments pursuant to the temporary occupation agreement, which had been previously expensed.

As at June 30, 2010, the advance payment on the temporary occupation agreement is reported as follows:

Short-term prepaid expenses and deposits	$ 56,537
Long-term prepaid expenses and deposits	79,952
$ 136,389

(ii)

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in the state of Sonora, Mexico.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

7.

MINERAL PROPERTIES (Continued)

(a)

(Continued)

(ii)

La Colorada Project (continued)

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined.  The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

On February 12, 2008, the Company entered into an option agreement to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

7.

MINERAL PROPERTIES (Continued)

(b)

(Continued)

(ii)

La Colorada Project (continued)

On May 12, 2009, the Company amended the terms of the option agreement, dated February 12, 2008 which reduced the total purchase price from US$800,000 to US$600,000 and introduced US$200,000 payable in shares due as follows:

Cash:

US$100,000 – February 8, 2008 ($102,491 paid)

US$100,000 – March 23, 2009 ($121,131 paid)

US$100,000 – March 3, 2010 ($103,260 paid)

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 plus 15% VAT – May 31, 2009 (Issued 75,760 common shares valued at $65,745 CND (note 8(c)(iii))

Shares, equivalent to US$50,000 plus 15% VAT – March 3, 2010 (Issued 40,483 common shares valued at $59,915 CDN (note 8(c)(i))

Shares, equivalent to US$100,000 plus 15% VAT – March 3, 2011

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advance payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit and adjacent ground.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

On May 5, 2010, the Company acquired the Red Norte 1 concession for $4,047 (paid).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

8.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at June 30, 2010, there are no common shares held in escrow (2009 – nil).

(c)

Private placements and shares issued for property

(i)

On March 3, 2010 40,483 common shares were issued for the acquisition of mineral concessions (note 7(a)(ii)).  The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $59,915.

(ii)

On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011.  As part of the finder’s fee arrangement, $145,035 was paid in cash and 257,840 finder’s warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(iii)

During the year ended September 30, 2009, 75,760 common shares were issued for the acquisition of mineral concessions (note 7(a)(ii)).  The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

8.

SHARE CAPITAL (Continued)

(c)

Private placements and shares issued for property (Continued)

(iv)

During the year ended September 30, 2009, 2,500,000 common shares were issued for the acquisition of the San Antonio Project (note 7(a)(i)).  The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(d)

Stock options

Pursuant to the policies of the TSX, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

8.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

A summary of the status of the Company’s outstanding and exercisable stock options at June 30, 2010 and 2009 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price

Balance, September 30, 2008	3,642,500	3,392,500	$1.61
Exercised	(62,500)	(62,500)	$0.58
Vested in year	-	250,000	$1.88
Cancelled / Forfeited	(1,897,500)	(1,897,500)	$1.90
Expired	(80,000)	(80,000)	$0.85
Granted	2,240,000	2,015,000	$0.71

Balance, June 30, 2009	3,842,500	3,617,500	$0.98

Balance, September 30, 2009	3,772,500	3,547,500	$0.98
Exercised	(335,000)	(335,000)	$0.60
Vested in year	-	50,000	$1.08
Cancelled / Forfeited	-	-	$-
Expired	(80,000)	(80,000)	$0.84
Granted	600,000	600,000	$1.40

Balance, June 30, 2010	3,957,500	3,782,500	$1.08

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

8.

SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

The following summarizes information about options outstanding at June 30, 2010 and 2009:

  2010

	Exercise Price
Expiry Date		June 30	June 30
			2009

April 4, 2009	$0.85	-	-
February 12, 2010	$0.60	-	50,000
July 21, 2010**	$0.50	25,000	25,000
July 21, 2010*	$0.63	290,000	290,000
April 25, 2011	$0.80	415,000	415,000
August 2, 2011	$0.55	205,000	205,000
February 12, 2012	$0.60	50,000	50,000
March 23, 2012	$0.73	37,500	37,500
April 27, 2012	$0.78	50,000	50,000
June 17, 2013	$1.60	1,100,000	1,100,000
December 12, 2013	$0.60	370,000	650,000
May 4, 2011	$0.90	200,000	200,000
May 4, 2012	$0.90	25,000	100,000
May 11, 2010	$0.84	-	80,000
May 11, 2014	$0.84	590,000	590,000
December 9, 2010	$1.37	200,000	-
December 9, 2014	$1.37	100,000	-
February 12, 2015	$1.47	150,000	-
March 18, 2015	$1.40	150,000	-
		3,957,500	3,842,500

* On July 13, 2010, 290,000 stock options with an exercise price of $0.63 were exercised for total proceeds to the Company of $182,700.

** On July 21, 2010, 25,000 stock options with an exercise price of $0.50 expired unexercised.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

8.

SHARE CAPITAL (Continued)

(e)

Warrants

At June 30, 2010, the Company has outstanding warrants to purchase an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at June 30, 2010

$0.90	March 30, 2011	1,611,500	-	-	-	1,611,500

		1,611,500	-	-	-	1,611,500

At June 30, 2009, the Company has outstanding warrants to purchase an aggregate 3,237,115 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at June 30, 2009

$1.05	November 2, 2008	232,000	-	-	(232,000)	-
$2.00	February 21, 2009	1,798,059	-	-	(1,798,059)	-
$2.05	February 21, 2009	131,174	-	-	(131,174)	-
$3.75	June 3, 2009	2,975,150	-	-	(2,975,150)	-
$3.80	June 3, 2009	261,965	-	-	(261,965)	-

		5,398,348	-	-	(5,398,348)	-

(f)

Finder’s warrants

At June 30, 2010, the Company has outstanding finder’s warrants as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at June 30, 2010

$0.83	March 30, 2011	257,840	-	-	-	257,840

The 257,840 finder’s warrants are exercisable at $0.83 per warrant until March 30, 2011 for regular units where each regular unit consists of one common share and one-half of one share purchase warrant.  Each full warrant is exercisable for one common share at a price of $0.90 each for a period of 18 months.

At June 30, 2009, the Company had no finder’s warrants outstanding.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

8.

SHARE CAPITAL (Continued)

(g)

Stock-based compensation

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2010	2009

Salaries – employees/directors	$356,144	$941,356
Consultants	71,852	228,730
Investor relations	46,798	-
	$474,794	$1,170,086

During the nine months ended June 30, 2009, $27,971 in stock-based compensation was included in exploration expenses (schedule 2) and the balance of $1,142,115 is shown as stock-based compensation within the consolidated statement of operations.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2010	2009

Risk-free interest rate	1.96%	1.56%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	86.5%	100.76%
Expected option life in years	3.67	3.20
Fair value at grant date	$0.80	$0.61

Expected volatilities are based on the Company’s trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

8.

SHARE CAPITAL (Continued)

(g)

Shares reserved for issuance at June 30, 2010 and 2009 are as follows:

	2010	2009

Outstanding at June 30	47,688,812	44,020,329
Stock options (note 8(d))	3,957,500	3,842,500
Warrants (note 8(e))	1,611,500	-
Finder’s warrants (note 8(f))	386,760	-

Fully diluted at June 30	53,644,572	47,862,829

9.

RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

(i)

As at June 30, 2010, $44 (2009 - $16,344) is due from a company with common directors for its share of rent and improvements for shared office space.

(ii)

As at June 30, 2010, $66,397 (2009 - nil) is due to directors/officers of the Company for director and consulting fees.

(b)

As at June 30, 2010, $32,500 (2009 - $21,000) of prepaid expenses relates to a one month advance on consulting fees paid to a company with a common director.

(c)

Included in consulting fees is $356,218 (2009 - $317,427) of which $180,000 (2009 - $180,000) was charged by a company owned by a director and $176,218 (2009 - $137,427) by directors for consulting services.

(d)

Included in consulting fees is $69,995 (2009 – $62,000) paid to directors for directors’ fees.

(e)

Rent of $20,700 (2009 - $20,700) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009
Non-cash transactions for the quarter ended June 30
Shares issued for acquisition of subsidiary	$-	$1,175,000
Shares issued for mineral properties	$59,915	$65,745
Other supplemental cash flow information
Cash paid during the year for
Interest expense	$-	$-
Income tax expense	$-	$-

11.

SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable with these geographic areas at June 30 are as follows:

	2010	2009

Capital assets (including mineral properties)
Canada	$91,438	$9,650
Mexico	6,009,388	5,014,256

	$6,100,826	$5,023,906

Total assets
Canada	$11,117,506	$14,541,103
Mexico	7,399,192	6,004,043

	$18,516,698	$20,545,146

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

12.

COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2010	$26,529
2011	106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372

$486,365

13.

SUBSEQUENT EVENTS

On July 13, 2010, 290,000 stock options with an exercise price of $0.63 were exercised for total proceeds to the Company of $182,700.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Schedule 1 - Mineral Properties

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

As at June 30, 2010
	San Antonio Project	La Colorada Project	Other Projects	Total

Acquisition costs – September 30, 2009	$2,529,862	$2,187,038	$4	$4,716,904

Acquisition during period	-	167,222	(4)	167,218

Balance, June 30, 2010	$2,529,862	$2,354,260	$-	$4,884,122

Restated – Note 2(a)
As at June 30, 2009
	San Antonio Project	La Colorada Project	Other Projects	Total

Acquisition costs – September 30, 2008	$1,354,862	$1,297,697	$4	$2,652,563

Acquisition during period	1,175,000	889,341	-	2,064,341

Balance, June 30, 2009	$2,529,862	$2,187,038	$4	$4,716,904

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Schedule 2 – Exploration Costs

(Canadian Dollars)

For the nine months ended June 30, 2010, 2009

Exploration Expenses

As at June 30, 2010
	San Antonio Project	La Colorada Project	Other	Total

Geological services	$326,746	$262,471	$-	$589,217
Geophysical	82,186	-	-	82,186
Tax on surface rights	44,730	54,914	76,058	175,702
Drilling, sampling and testing	190,444	255,959	-	446,403
Reports/Studies	241,622	-	-	241,622
Miscellaneous	137,862	24,590	-	162,452

	$1,023,590	$597,934	$76,058	$1,697,582

Restated – Note 2(a)
As at June 30, 2009
	San Antonio Project	La Colorada Project	Other	Total

Geological services	$359,834	$208,347	$-	$568,181
Tax on surface	32,450	47,650	55,435	135,535
Drilling, sampling and testing	73,857	148,915	-	222,772
Stock-based compensation
Note 8(g))	13,985	13,986	-	27,971
Miscellaneous	124,471	83,356	-	207,827

	$604,579	$502,254	$55,435	$1,162,286